Exhibit 99.1

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 22, 2021

Dated May 24, 2021

PYROGENESIS CANADA INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

This year due to the global COVID-19 pandemic, PYROGENESIS CANADA INC.’s annual and special meeting of shareholders will be held in a virtual-only format, via online live audio webcast. A virtual-only meeting format is being applied in order to give all shareholders an equal opportunity to participate in the meeting and vote on certain topics regardless of their geographic location or other particular constraints, circumstances or risks they may be facing as a result of COVID-19. Shareholders will not be able to attend the meeting in person. Important details about the meeting and how shareholders can participate virtually are set out in this information circular and the accompanying proxy materials.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of PYROGENESIS CANADA INC. (the “Corporation”) will be held online via live audio webcast at https://web.lumiagm.com/495366690 (password: pyrogenesis2021) (case sensitive) at 10:00 A.M. EST, on June 22, 2021 for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2020, together with the report of the auditors thereon;

(b)	to appoint Raymond Chabot Grant Thornton LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

(c)	to elect the directors for the Corporation for the ensuing year;

(d)	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving certain amendments to the Corporation’s stock option plan, as more particularly described in the accompanying Information Circular (as defined below); and

(e)	to transact such other business as may properly be brought before the Meeting.

Accompanying this Notice of Meeting is the Management Information Circular (the “Information Circular”) and a form of proxy (the “Proxy”). The Information Circular includes more detailed information relating to the matters to be addressed at the Meeting. The Information Circular is deemed to form a part of this Notice of Meeting.

Non-registered (or beneficial) Shareholders who have not duly appointed themselves as proxyholders will be able to participate in the meeting as guests, but guests will not be able to vote or speak at the meeting. Shareholders will not be able to attend the Meeting physically. A summary of the information Shareholders and proxyholders will need to attend the Meeting online is provided in the Information Circular.

Registered Shareholders unable to attend the virtual Meeting should read the notes to the Proxy and complete and return the Proxy to the Corporation’s registrar and transfer agent, AST Trust Company (Canada) (“AST”), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, or by e-mail to proxyvote@astfinancial.com. A proxy will not be valid unless it is deposited at the office of AST not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy. If you are a non-registered Shareholder of the Corporation and received these materials through your broker or another intermediary, please complete and return the Proxy or other voting instruction form in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed Proxy appoints nominees of management as proxyholder and you may amend the Proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

Only holders of common shares of the Corporation of record at the close of business on May 17, 2021, being the Record date, will be entitled to vote at the Meeting.

DATED this 24th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF PYROGENESIS CANADA INC.

(signed) “P. Peter Pascali”

P. Peter Pascali
Chair

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TABLE OF CONTENTS

GENERAL INFORMATION RESPECTING THE MEETING	1

Time, Date and Place	1
How to Access PYROGENESIS 2021 Virtual AGM	1
Virtual Meeting Access Instructions	1
Matters to be Considered	2
Currency	3
Quorum and Votes Required for Certain Matters	3
Solicitation of Proxies	3
Voting Online	3
Voting of Proxies	3
Appointment of Proxyholders	4
Revocation of Proxies	5
Voting by Non-Registered Shareholders	5
Voting of Common Shares Represented by Management Proxies	6

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	6

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	7

PARTICULARS OF MATTERS TO BE ACTED UPON BY SHAREHOLDERS AT THE MEETING	7

Presentation of Financial Statements	7
Appointment of Raymond Chabot Grant Thornton LLP as the independent registered certified auditors of the Corporation.	8
Election of Directors	8
Option Plan Amendments Approval	13
Other Matters	15

EXECUTIVE COMPENSATION	16

Compensation Discussion and Analysis	16
Pension Plan Benefits	17
Compensation Governance	18
Summary Compensation Table	19
Incentive Plan Awards	20
Termination Benefits	23
Director Compensation	23
External Management Companies	25

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26

Equity Compensation Plan Information	26
The Option Plan	26

CORPORATE GOVERNANCE PRACTICES	29

Board of Directors	29
Composition of the Board of Directors	29
Meetings of the Board	30
Orientation and Continuing Education	30
Board and Senior Executive Diversity	31
Director Term Limits	31
Ethical Business Conduct	31
Nominating and Corporate Governance Committee	32
Compensation Committee	32

i

Audit Committee	32
Composition of the Audit Committee	33
Relevant Education and Experience of the Audit Committee Members	33
Pre-Approval Policies and Procedures	34
Report on Auditor’s Fees	34
Disclosure Committee	34
Assessments	35

INDEBTEDNESS OF MANAGEMENT AND DIRECTORS	35

MANAGEMENT CONTRACTS	35

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS	35

APPROVAL	36

SCHEDULE “A” – NOTICE OF CHANGE OF AUDITOR AND RESPONSE LETTERS	A-1

SCHEDULE “B” – OPTION PLAN	B-1

ii

GENERAL INFORMATION RESPECTING THE MEETING

Time, Date and Place

The annual and special meeting (the “Meeting”) of shareholders (“Shareholders”) of PYROGENESIS CANADA INC. (the “Corporation” or “PCI”) will be held online via live audio webcast at https://web.lumiagm.com/495366690 (password: pyrogenesis2021) (case sensitive) at 10:00 A.M. EST, on June 22, 2021, as set forth in the Notice of Meeting.

How to Access PYROGENESIS 2021 Virtual AGM

Registered shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the Internet at all times.

Guests - including non-registered (beneficial) Shareholders who did not appoint themselves as proxyholder - will be able to listen to the Meeting but will not be able to vote live nor ask questions.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including non-registered (beneficial) Shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form.

Additionally, the Shareholder or its duly appointed proxyholder MUST complete the online form at the address https://lp.astfinancial.com/control-number-request-en.html or contact AST Trust Company (Canada) (“AST”) at 1(866) 751–6315 (toll free in Canada and the United States) or (212) 235–5754 (other countries) by 10:00 a.m. (Eastern Time) on June 18, 2021 and provide the AST representative with the required information so that AST may provide the proxyholder with his own 13-digit Control Number by email. Without their own 13-digit Control Number, proxyholders will not be able to vote nor ask questions at the meeting but will be able to attend as guests.

Shareholders are strongly encouraged to express their vote in advance by completing the form of proxy or voting instruction form that was sent to them. Detailed instructions on how to complete and return proxies and voting instruction forms by mail, fax or email are provided in the management information circular accompanying them.

Alternatively, Shareholders may express their vote in advance by voting online or using the toll-free telephone number set out on the form of proxy or voting instruction form. It should be noted that it will not be possible for a Shareholder to appoint a person other than the management nominees as proxyholder when voting via telephone.

To be effective, voting instructions must be received by our transfer agent and registrar, AST, at any time prior to 10:00 a.m. (Eastern Time) on June 18, 2021.

Virtual Meeting Access Instructions

To access the Meeting, follow the steps described below:

If you are a registered Shareholder:

1.	Log in online at https://web.lumiagm.com/495366690

2.	Select the "Control # / No de contrôle" icon and enter your 13-digit control number as indicated on the form of proxy, followed by the following password: pyrogenesis2021 (case sensitive).

Note: If you use your control number to log in to the Meeting, any vote you cast will thereby revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Meeting.

If you are a duly appointed proxyholder:

1.	Log in online at https://web.lumiagm.com/495366690

2.	Select the “Control # / No de contrôle” icon then enter your own 13-digit control number and the following password: pyrogenesis2021 (case sensitive).

Note: Proxyholders who have been duly appointed and registered with AST in accordance with the instructions provided herein below will receive their own 13-digit control number via e-mail from AST after the proxy voting deadline has passed.

If you are a guest:

1.	Log in online at https://web.lumiagm.com/495366690

2.	Select the “Guest / Invité” icon and complete the online form.

Shareholders who are participating in the Meeting must be connected to the internet throughout the entire Meeting in order to be able to vote. Participants must ensure that they have a good connection throughout the Meeting and set aside enough time to connect to the Meeting and follow the procedure described in this section.

You will require the most recent version of the browsers Chrome, Safari, Edge or Firefox. Make sure your browser is compatible by connecting in advance. PLEASE DO NOT USE INTERNET EXPLORER. Internal networks, firewalls, as well as VPNs (virtual private networks) may block the webcast or access to the virtual platform for the Meeting. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network.

Matters to be Considered

At the Meeting, Shareholders will be asked:

(a)	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2020, together with the report of the auditors thereon;

(b)	to appoint Raymond Chabot Grant Thornton LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration (the “Auditors Appointment Resolution”);

(c)	to elect the directors for the Corporation for the ensuing year (the “Election of Directors Resolution”);

(d)	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving certain amendments to the Corporation’s stock option plan (the “Option Plan”), as more particularly described in the Information Circular (as defined herein) (the “Option Plan Resolution”); and

(e)	to transact such other business as may properly be brought before the Meeting.

The Board of Directors (the “Board”) unanimously recommends that Shareholders vote FOR the Auditors Appointment Resolution, the Election of Directors Resolution and the Option Plan Resolution at the Meeting.

Unless otherwise stated, the information contained in this management information circular (the “Information Circular”) is as of May 24, 2021.

Currency

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars and references to “US$” are to United States dollars.

Quorum and Votes Required for Certain Matters

A quorum for the Meeting shall be one Shareholder present in person or represented by proxy representing a minimum of 5% of the issued and outstanding voting shares of the Corporation. The Auditors Appointment Resolution and the Option Plan Resolution require the affirmative vote of not less than a majority of the votes cast by Shareholders or their proxyholder at the Meeting (an “Ordinary Resolution”).

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a majority voting policy pursuant to which, in an uncontested election, a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to her or her election by shareholders shall tender his or her resignation to the Board promptly following the meeting of shareholders at which such election was held. Directors other than those who received a majority of “withheld” votes at the same shareholders’ meeting (or if there are less than three such directors, the entire Board) shall consider and within 90 days following the shareholders’ meeting determine whether or not to accept the resignation. The resignation of a director candidate who received a majority of “withheld” votes shall be accepted absent exceptional circumstances, and is effective when accepted by the Board. A press release disclosed the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued promptly following such determination, and a copy of such press release shall be provided to the TSX. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Board at which the resignation is considered.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by management of the Corporation of proxies to be used at the Meeting of Shareholders of common shares of the Corporation (“Common Shares”) to be held on June 22, 2021 for the purposes set forth above and in the enclosed notice of meeting. References in this Information Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally by directors, officers or regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Voting Online

Shareholders may express their vote in advance by voting online or using the toll-free telephone number set out on the form of the proxy or voting instruction form. It should be noted that it will not be possible for a Shareholder to appoint a person other than the management nominees as proxyholder when voting via telephone.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction Common Shares will be voted FOR each of such matters. The enclosed form of proxy and voting instructions form confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If, however, any such amendments or other matters properly come before the Meeting, the persons named in the accompanying form of proxy or voting instructions form will vote on such amendments or other matters in accordance with their best judgment.

Appointment of Proxyholders

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form.

Additionally, the Shareholder or its duly appointed proxyholder MUST complete the online form at the address https://lp.astfinancial.com/control-number-request-en.html or contact AST at 1(866)751–6315 (toll free in Canada and the United States) or (212) 235–5754 (other countries) by 10:00 a.m. (Eastern Time) on June 18, 2021 and provide the AST representative with the required information so that AST may provide the proxyholder with his own 13-digit Control Number by email. Without their own 13-digit Control Number, proxyholders will not be able to vote nor ask questions at the meeting but will be able to attend as guests.

Enclosed with this Information Circular is a form of proxy and voting instructions form for use at the Meeting. The persons named in the enclosed form of proxy and voting instruction form are officers or directors of the Corporation. If a registered Shareholder cannot attend the Meeting but wishes to vote on the resolutions, the registered Shareholder should sign, date and deliver the enclosed form of proxy to the Corporation’s registrar and transfer agent, AST Trust Company (Canada) (“AST”), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6 or by e-mail to proxyvote@astfinancial.com. A Shareholder may appoint a person or company (who need not be a Shareholder) to represent the registered Shareholder at the Meeting other than the person or company, if any, designated in the form of proxy or voting instruction form to represent them at the Meeting or any adjournment thereof by striking out the printed name of such person or company and inserting such other person or company’s name in the blank space provided in that form of proxy or voting instruction form or by completing another proper form of proxy. In the case of a registered Shareholder, the completed proxy must be deposited at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Non-registered shareholders must return their voting instructions form as per the instructions provided by the intermediary from which they received their voting instructions form so that AST receives their voting instructions form no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Late proxies and voting instructions forms may be accepted or rejected by the chair of the Meeting in his discretion, and the chair is under no obligation to accept or reject any particular late proxy or voting instructions form.

Shareholders forwarding the enclosed form of proxy or voting instructions form may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy or voting instructions form wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the form of proxy or the voting instructions form submitted by a registered Shareholder will be voted in accordance with the directions, if any, given in the form of proxy or voting instructions form.

To be valid, a form of proxy must be executed by a registered Shareholder or a registered Shareholder’s attorney duly authorized in writing or, if the registered Shareholder is a body corporate, under its corporate seal or, by a duly authorized officer or attorney.

Revocation of Proxies

A Shareholder may revoke a proxy given pursuant to this solicitation by an instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by its attorney authorized in writing, and deposited either at the Corporation’s registrar and transfer agent, AST, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of such Meeting on the day of the Meeting, or in any other manner permitted by law. A proxy bearing a later date received after June 18, 2021 at 10:00 AM is to be considered a late vote and will not supersede the vote by proxy previously received, unless AST is otherwise instructed by the Chair of the Meeting.

Voting by Non-Registered Shareholders

Only registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the virtual Meeting. Many Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc., “CDS”) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communication With Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (the “CSA”), the Corporation has distributed copies of the notice of meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Frequently, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be provided with a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the enclosed form of proxy and deposit it with the Corporation’s transfer agent as provided above; or

(b)	more typically, be provided with a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (or as an alternative, votes may often be registered by telephone or over the Internet), will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote on-line at the virtual Meeting, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or voting instructions form is to be delivered.

Non-Registered Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form - including non-registered (beneficial) shareholders who wish to appoint themselves as proxyholder - must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form.

Additionally, the Non-Registered Shareholder who appointed himself or its duly appointed proxyholder MUST complete the online form at the address https://lp.astfinancial.com/control- number-request-en.html or contact AST at 1(866) 751–6315 (toll free in Canada and the United States) or (212) 235–5754 (other countries) by 10:00 a.m. (Eastern Time) on June 18, 2021 and provide the AST representative with the required information so that AST may provide the proxyholder with his own 13-digit Control Number by email. Without their own 13-digit Control Number, proxyholders will not be able to vote nor ask questions at the meeting but will be able to attend as guests.

Voting of Common Shares Represented by Management Proxies

On any ballot that may be called for at the Meeting, the Common Shares represented by each properly executed proxy in favour of the persons designated in the enclosed form of proxy received by the Corporation will, subject to Section 148 of the Canadian Business Corporations Act (the “CBCA”), be voted or withheld from voting in accordance with the specifications given by the Shareholder. In the absence of such specifications in an enclosed form of proxy or voting instructions form where the Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy or voting instructions form as the Shareholder’s nominee at the Meeting, the Common Shares represented by such proxies will be voted FOR (a) the Auditors Appointment Resolution; (b) the Election of Directors Resolution; and (c) the Option Plan Resolution.

The enclosed form of proxy or voting instructions form confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and any other matters which may properly come before the Meeting. Management knows of no such amendments or variations to matters identified in the notice of meeting or other matters to come before the Meeting. However, where a Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy voting instructions form as the Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the notice of meeting or other matters which are not now known to management should properly come before the Meeting, the enclosed form of proxy voting instructions form may be voted on such matters in accordance with the best judgment of the person voting the proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed herein, no director or executive officer of the Corporation who has held such position at any time since the beginning of the Corporation’s last financial year, each proposed nominee for election as a director of the Corporation, and associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting. Directors and executive officers of the Corporation have an interest in the Option Plan Resolution as such persons are eligible to be and have been granted awards under the Option Plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value, with the right to:

(a)	vote at any meeting of Shareholders;

(b)	receive, as and when declared by the directors of the Corporation, any dividends payable on such dates, for such amounts and at such place or places as the Board of Directors may from time to time determine; and

(c)	receive the remaining property of the Corporation on liquidation or dissolution.

The Board has fixed May 17, 2021 (the “Record Date”) as the record date for the determination of the Shareholders entitled to receive notice of, and to vote at, the Meeting. As of the Record Date, there are 166,703,455 Common Shares issued and outstanding.

Each Shareholder as of the Record Date is entitled to one vote on all matters to be acted upon at the Meeting for each Common Share

Other than as disclosed in the table below, to the knowledge of the directors and officers of the Corporation, as of the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to all outstanding Common Shares of the Corporation.

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares
P. Peter Pascali(3)	81,021,998	48.60%

Notes:

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information.
(2)	On a non-diluted basis.

(3)	Includes (i) 12,028,057 Common Shares beneficially owned by Fiducie de Crédit Mellon Trust of which Mr. Pascali is a trustee and beneficiary, (ii) 7,251,000 Common Shares beneficially owned by 8339856 Canada Inc., of which Mr. Pascali exercises control, (iii) 1,000,000 Common Shares beneficially owned by The 2 Percent Solution Foundation, of which Mr. Pascali is a director, and (iv) 60,742,941 Common Shares beneficially owned and controlled by Mr. Pascali. Please see “Particulars of Matters to Be Acted upon by Shareholders at the Meeting – Election of Directors.”

PARTICULARS OF MATTERS TO BE ACTED UPON BY SHAREHOLDERS AT THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2020, and report of the auditors thereon, have been approved by the Board and will be presented at the Meeting. No vote of the Shareholders is required with respect to this item of business.

Appointment of Raymond Chabot Grant Thornton LLP as the independent registered certified auditors of the Corporation.

At the Meeting, Shareholders will be asked to approve a resolution to appoint the auditor of the Corporation until the close of the next annual meeting of the Shareholders or its successor is appointed, and to authorize the directors of the Corporation to fix its remuneration.

On May 21, 2021, the Corporation changed its independent external auditor and the Board appointed Raymond Chabot Grant Thornton LLP (“RCGT”) as successor auditor to KPMG LLP (“KPMG”).

As required pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a copy of the complete reporting package, including the Corporation’s notice of change of auditor, dated May 21, 2021, and letters of acknowledgement from each of KPMG and Raymond Chabot Grant Thornton LLP , both dated May 21, 2021, was filed on SEDAR and is also attached hereto as Schedule “A”. There was no reportable disagreement between the Corporation and KPMG and no qualified opinion or denial of opinion by KPMG within the meaning of NI 51-102. As stated in the reporting package filed on SEDAR, KPMG resigned at the request of the Corporation.

Management proposes that Raymond Chabot Grant Thornton LLP be appointed as auditors of the Corporation, to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix its remuneration.

Unless the Shareholder has specifically instructed in the accompanying form of proxy or voting instructions form that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the appointment of Raymond Chabot Grant Thornton LLP as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board of Directors to fix its remuneration.

Election of Directors

The articles of the Corporation provide that the Board of Directors of the Corporation consists of a minimum of three (3) and a maximum of fifteen (15) directors. At the Meeting, the eight (8) persons named hereunder will be proposed for election as directors of the Corporation. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the person named in the accompanying proxy to vote the proxy for the election of any other person or person in place of any nominee or nominees unable to serve.

The Board of Directors unanimously recommends that Shareholders vote FOR each of the eight (8) proposed nominees.

Unless the Shareholder has specifically instructed in the enclosed form of proxy or voting instruction form that the Common Shares represented by such proxy are to be withheld from voting, the person named in the accompanying proxy will vote FOR the election of each of the proposed nominees whose names are set forth below.

The following table and the notes thereto state the names and the province or state, and country of residence of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments and abbreviated biographies, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them as at the date of this Information Circular. If elected, each director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns, or the director’s office becomes vacant by reason of death or other cause.

Name and Province/State and Country of Residence	Position(s) Held within the Corporation	Director or Officer of the Corporation Since	Principal Occupation for the Previous Five Years	Number (and Percentage) of Common Shares Owned or Controlled
P. Peter Pascali Québec, Canada Not Independant	President, Chief Executive Officer Chair of the Board of Directors	2006	President and Chief Executive Officer of the Company since 2006.	81,021,998 (48.60%)
Robert Radin South Carolina, USA Lead Independent Director	Director(1)	2012	President of Radin & Associates Consulting, LLC since 2011.	650,000 (0.39%)
Andrew Abdalla, CPA, CA Québec, Canada Independent	Director(2)	2018	Senior Partner at chartered accountancy and business advisory firm MNP LLP.	107,800 (0.06%)
Dr. Virendra Jha Québec, Canada Independent	Director(3)	2019

Director on the Board of the Atomic Energy of Canada Limited.

Member of the Order of Canada.

Vice President Canadian Space Agency 2003 to 2008.

Acting President of the Canadian Space Agency from 2005 to 2006.

Chief Engineering Adviser at the Canadian Space Agency until his retirement in 2014.

				100,000 (0.06%)

Name and Province/State and Country of Residence	Position(s) Held within the Corporation	Director or Officer of the Corporation Since	Principal Occupation for the Previous Five Years	Number (and Percentage) of Common Shares Owned or Controlled
Rodayna Kafal Québec, Canada Not Independent	Vice President, Investor Relations and Strategic Business Development Director	Officer since 2016 Director since 2020	Vice President, Investor Relations and Strategic Business Development of the Company.	35,257 (0.02%)
Rodney Beveridge Québec, Canada Independent	Director(4)	2020	Vice President, Portfolio Manager at TD Wealth Private Investment Advice.	0 (0.0%)
Ben Naccarato Georgia, USA Independent	Director(5)	2021	Vice President and Chief Financial Officer at Perma-Fix Environmental Services Inc.	0 (0.0%)
Nannette Ramsey Florida, USA Independent	Director	2021	Retired Associate Director of Engineering for Edgewood Chemical Biological Center	1,000 (0.001%)

Notes:

(1)	Member of the Audit Committee, Chair of the Compensation Committee and, Member of the Nominating and Corporate Governance Committee.
(2)	Chair of the Audit Committee, Member of the Compensation Committee and, Member of the Nominating and Corporate Governance Committee.
(3)	Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee.

(4)	Member of the Compensation Committee and Member of the Nominating and Corporate Governance Committee.
(5)	Member of the Compensation Committee and Member of the Audit Committee.

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 81,916,055 Common Shares, representing approximately 49.14% of the issued and outstanding Common Shares as of the date hereof.

Biographies

The following is a brief description of the current and proposed directors of the Corporation:

P. Peter Pascali – President, Chief Executive Officer and Chair of the Board of Directors

Mr. Peter Pascali, after graduating with an MBA from McGill University in 1983, became an investment banker specializing in mergers and acquisitions and public offerings. He initially worked for the Bank of Nova Scotia and then, in 1987, joined Westpac Banking Company. In 1989, he joined DeGeorge Financial Company as a strategic advisor. Mr. Pascali has been with the Company since its incorporation in 2006 where he has been responsible for developing the business strategy and marketing focus for commercializing the Company’s technologies and running the business. Mr. Pascali continues to develop the Company’s strategy and oversee the operational management as the President and Chief Executive Officer. In his leadership role, Mr. Pascali spearheads the Strategic Management Team which is responsible for the strategic planning and execution of the Company’s business plans.

Robert M. Radin – Director, Member of the Audit Committee, Member of the Nominating and Corporate Governance Committee and Chair of the Compensation Committee

Robert M. Radin, retired from the U.S. Army in 2011 after serving for over 35 years and attaining the rank of Major General. His last assignment was as the U.S. Army Assistant Deputy Chief of Staff, G-4, (Logistics), the Pentagon, Washington, DC. In this position he was responsible for policy development, strategic planning and budget programming for distribution, logistics force structure, readiness reporting, Army pre-positions stocks, contingency contracting and support of U.S. Army worldwide operations. Prior to joining the Army Staff, he served as the Commanding General of the U.S. Army Sustainment Command at Rock Island, Illinois. Other key assignments include: Deputy Chief of Staff for Operations and Logistics for the U.S. Army Materiel Command from 2005 to 2007; Commanding General of the Joint Munitions Command from 2004 to 2005; and from 2003 to 2004 was deployed to Kuwait as the Commanding General, U.S. Army Materiel Command-SWA and was responsible for support of U.S. land forces in Kuwait, Iraq, Afghanistan and Djibouti. After retiring from the Army in June 2011, he founded Radin & Associates Consulting, LLC, a firm that assists clients with supply chain related issues. Mr. Radin has graduated from the U.S. Military Academy at West Point and holds postgraduate degrees from the Florida Institute of Technology and the National Defense University.

Dr. Virendra Jha – Director, Member of the Compensation Committee and Chair of the Nominating and Corporate Governance Committee

Dr. Virendra Jha, member of the order of Canada, has over 42 years of experience in the Canadian Space Program ranging from in-depth engineering work to senior management positions in both the private and the public sectors. Dr. Jha began his space career in 1972 when he joined the aerospace group of RCA Limited Montréal, which later became Spar Aerospace Limited. In 1988, he became the Director of Engineering at Spar Aerospace Limited. In 1991 Dr. Jha joined the Canadian Space Agency as Director of the Space Mechanics Group. In 1996, he was promoted to the position of Director General, Space Technologies Branch of the CSA. From 2003 till 2008, he was the Vice-President responsible for Science, Technology and Programs at the Canadian Space Agency. As Vice President, Dr. Jha provided strategic direction, vision and leadership to all core technical sectors of the Agency. From November 2005 until February 2006, Dr. Jha also served as the Acting President of the Canadian Space Agency. He was Chief Engineering Adviser at the Canadian Space Agency until his retirement in 2014.

Dr. Jha received his B. Tech. degree in Mechanical Engineering from the Indian Institute of Technology Delhi India, his Master’s degree in Mechanical engineering from McMaster University, Hamilton, Canada, and his Ph.D. degree in Mechanical Engineering from Concordia University, Montréal, Canada and the C. Dir. (Chartered Director) Degree from McMaster University, Hamilton, Canada. Dr. Jha’s technical contributions in Canadian Space Program as well as in International Space activities have been significant. His leadership and commitment to the profession is reflected by his recognition and active participation in many groups, committees and advisory boards.

Dr. Jha currently serves as a director on the Board of the Atomic Energy of Canada Limited, a Canadian federal Crown corporation and Canada’s largest nuclear science and technology laboratory.

Andrew Abdalla – Director, Member of the Compensation Committee, Member of the Nominating and Corporate Governance Committee and Chair of the Audit Committee

Andrew Abdalla, CPA, CA, is a partner at MNP LLP, a leading national accounting, tax and business consulting firm in Canada. Mr. Abdalla brings to the Board of Directors more than 20 years of strategic planning, and tax advice, with a specific focus on sales and income tax, acquisitions and divestitures, business valuations, corporate reorganizations and spinoffs. Mr. Abdalla received his Chartered Professional Accountant (CPA, CA) designation in 1987. He holds a Bachelor of Commerce and a graduate diploma in public accounting from Concordia University in Montréal.

Rodayna Kafal – Director, VP, Investor Relations and Strategic Business Development

Upon graduating from McGill University in 2009 (Bachelor’s degree in Chemical Engineering), Ms. Kafal took on lead roles in process engineering at the Natural Gas Technologies Centre in Montréal, Québec, where she was responsible for managing a number of high-level projects. Thereafter, she enrolled in a two-year graduate program in Industrial Engineering and Project Management at École Polytechnique de Montréal. Ms. Kafal joined PyroGenesis with a strong background in process engineering, combined with practical experience in sales, promotional activities and business relations. Ms. Kafal has been a member of PyroGenesis’ Strategic Management Group since 2016 where she has been instrumental in providing input into all aspects of PyroGenesis’ growth and represented the views of the investor community. As Vice President, Investor Relations and Strategic Business Development, Ms. Kafal continues to oversee PyroGenesis’ complete investor relations program, while managing the Company’s marketing team.

Rodney Beveridge – Director, Member of the Compensation Committee and Member of the Nominating and Corporate Governance Committee

Mr. Beveridge holds the Chartered Investment Management (CIM) designation as well as a Bachelor of Arts in Honour Applied Economics and a Bachelor of Science in Biochemistry, both from Queen’s University. Mr. Beveridge is currently Vice President, Portfolio Manager at TD Wealth Private Investment Advice and has been actively involved in the financial markets since 2006. Mr. Beveridge has a unique understanding of retail markets and corporate financial structures.

Ben Naccarato – Director, Member of the Audit Committee, Member of the Compensation Committee

Mr. Naccarato, CPA, CMA, is the Executive Vice-President and Chief Financial Officer at Perma-Fix Environmental Services Inc., a NASDAQ-listed environmental services company, providing unique radioactive mixed and industrial waste management services. Mr. Naccarato brings to the Board more than 30 years of experience in senior financial positions in the environmental industry. Mr. Naccarato is a graduate from the University of Toronto with a Bachelor of Commerce and Finance Degree as well as being a Chartered Professional Accountant and Certified Management Accountant (CPA, CMA).

Nannette Ramsey – Director

Ms. Ramsey holds undergraduate degrees in Economics, Engineering and an MBA. She brings manufacturing experience from Caterpillar Tractor Company, J.I. Case and more recently served as the Site Manager and Associate Director of Engineering for Edgewood Chemical Biological Center’s site at the Rock Island Arsenal in Illinois. She was responsible for strategic planning, budgeting, engineering support and testing, quality assurance and information technology solutions for a variety of customers.

Cease Trade Orders or Bankruptcies

No proposed director of the Corporation:

1.	is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2.	is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	has, within the 10 years, before the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to, or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

As at the date hereof, no proposed director of the Corporation has been subject to:

1.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Option Plan Amendments Approval

Shareholders of the Corporation originally approved the implementation of the Option Plan in June 2011 and was most recently re-approved by Shareholders at the annual meeting of Shareholders held in 2020.

Under the terms and conditions of the Option Plan, up to a maximum of 10% of the issued and outstanding Common Shares of the Corporation are reserved for directors, officers, employees and other service providers. Please see “Equity Compensation Plan Information – The Option Plan” for a summary of the Option Plan.

On May 24, 2021, the Board approved the following amendments to the Option Plan, subject to the approval of Shareholders at the Meeting:

I.	The persons eligible to participate under the Option Plan as “Participants” are directors, employees, senior officers and service providers of the Corporation;

II.	The exercise price at which common shares may be purchased pursuant to the exercise of an options under the Option Plan, which must in all cases be not less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant.

III.	The number of shares that may be acquired under an option granted to a participant shall be determined by the board as at the time the option is granted, provided that the aggregate number of shares:

(a)  reserved for issuance to any one Participant, together with such Participant's participation in any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis); and

(b)  (i) issuable, at any time, or; (ii) issued, within any one year period, to all Insiders (as a group), under the Option Plan or combined with all of the Corporation’s other security based compensation arrangements, shall not exceed ten percent (10%) of the Corporation’s total issued and outstanding shares, respectively (calculated on a non-diluted basis);

IV.	The expiry date of outstanding options held by participants which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws (a “Blackout Period”), will be extended for a period ending on the tenth business day after the expiry date of the Blackout Period;

V.	The Board may, at any time, with the approval of the Exchange, but without the consent of the Participants (except if expressly required hereafter) nor the approval of the shareholders, amend the Plan or options granted under the Option Plan, as it may deem necessary, including the following, without limitation:

(i)	make minor changes to the Option Plan, of a “housekeeping” nature;

(ii)	amend the Option Plan, with respect to:

•	the maximum Option Period which may be ascribed to options, as determined in Section 9 of the Plan, provided that the Period chosen during which an Option is exercisable does not exceed ten (10) years from the date the Option is granted;

•	the vesting period of the Options;

•	the exercise method and frequency of the Options;

•	the method of determining the exercise price of the Options;

•	the assignability and transferability of the Options; and

•	the effects of a Participant ceasing to be a Director, Officer, Employee or Service Provider of the Corporation on the Options granted to them;

(iii)  modify the categories of Participants designated in Section 6 of this Plan as eligible to participate under the Option Plan;

(iv) reduce the exercise price of an Option granted to a Participant to its benefit, provided that such Option is not held by an Insider;

(v) accelerate the vesting or extend the Option Period of any Option granted, provided that: a) such Option is not held by an Insider and; b) the period during which the Option becomes exercisable does not exceed the Option Period determined in Section 9 of the Option Plan; and

(vi) decelerate the vesting, reduce the Option Period or augment the exercise price of any Option granted, provided that the Participant’s written consent is obtained.

The Board may amend the Option Plan or Options granted under the Option Plan, at any time, with the approval of the Exchange and with the approval of the shareholders, but without the consent of the Participants (except as explicitly required hereafter) to:

(i)	reduce the exercise price of an Option benefiting an Insider;

(ii) accelerate the vesting or extend the Option Period of any Option granted to an Insider, provided that the period during which the Option becomes exercisable does not exceed the Option Period determined in Section 9 of the Option Plan;

(iii)	amend, remove or exceed the Insider Participation Limit;

(iv) increase the maximum number of common shares issuable under the Option Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such shares; or

(v)	amend any provision of this Section 18 of the Option Plan.

VI.	certain other amendments of administrative or “housekeeping” nature are being proposed, all of which are included in the version of the Option Plan attached to this Information Circular as Schedule “B”.

The Option Plan is attached as Schedule “B” to this Information Circular. Subject to the receipt of Shareholder approval of the Option Plan Resolution, the TSX has conditionally approved the amendments to the Option Plan. Accordingly, Shareholders will be asked at the Meeting to pass a resolution approving the amendments to the Option Plan.

Board of Directors’ Recommendation

The Board of Directors unanimously recommends that the Shareholders vote FOR the approval of the Option Plan Resolution.

To be effective, the Option Plan Resolution must be approved by an Ordinary Resolution. Shareholders will be asked to consider and, if deemed appropriate, to pass the Option Plan Resolution.

Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the Option Plan Resolution, the persons named in the accompanying proxy will vote FOR the Option Plan Resolution.

The following is the text of the Option Plan Resolution which will be put forward for approval by the Shareholders at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT”:

1.	The amendments to the Corporation’s Option Plan, as described in the management information circular of the Corporation dated May 24, 2021, all of which are reflected in the Option Plan attached as Schedule “B” to the management information circular, be hereby approved; and

2.	any one director or officer of the Corporation be, and such director or officer of the Corporation is hereby, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

Securities legislation requires the disclosure of compensation received by each “Named Executive Officer” or “NEO” of the Corporation for the three most recently completed financial years. “Named Executive Officer” is defined by the legislation to mean: (i) each of the Chief Executive Officer and the Chief Financial Officer (or an individual that served in a similar capacity) of the Corporation; (ii) each of the Corporation’s three most highly compensated executive officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and the Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation, individually, exceeds $150,000; and (iii) any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the Corporation or its subsidiaries at the end of the most recently completed financial year end of the Corporation.

P. Peter Pascali, CEO, Michael Blank, Acting CFO, Pierre Carabin, CTO & Chief Strategist, Rodayna Kafal, VP – Investor Relationships, and Sara-Catherine L. Tolszczuk, Legal Counsel and Corporate Secretary, are the NEOs of the Corporation for purposes of the following disclosure.

Until July 11, 2011, the Corporation was a capital pool company (“CPC”) in accordance with the policies of the TSX, named Industrial Growth Income Corporation (“IGIC”), which did not conduct any active business operations. On July 11, 2011, the Corporation completed its qualifying transaction and an amalgamation whereby IGIC and PyroGenesis Inc. amalgamated into one corporation named PyroGenesis Canada Inc.

Given the size of its Board of Directors, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified below.

The Board also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Corporation’s senior management and sets plans and specific goals at the beginning of every review period. The Board reviews compensation of senior management on an annual basis.

Overview of Compensation Philosophy

The Corporation believes that the creation of long-term value for Shareholders depends on its ability to attract, motivate and retain highly talented executives. The Corporation intends to encourage sustained profitability and increase Shareholder value by relating executive compensation to the Corporation’s operating and financial performance. Using equity-based compensation and other mechanisms the Corporation aims to align the long-term interests of its executive team with that of its Shareholders. It is intended that the Corporation’s compensation program will also be designed to increase the probability of retaining key employees.

Elements of Executive Compensation

In compensating its senior executive officers, the Corporation currently employs a combination of annual compensation in the form of base salaries and bonuses and long-term equity-based incentives in the form of option grants under the Option Plan. The Corporation also provides its senior executive officers with competitive benefits and perquisites.

Base Salary – Salaries form an essential component of the Corporation’s compensation package as they are the first base measure to compensate performance as well as to remain competitive relative to peers in the industry. Base salaries are fixed and therefore not subject to uncertainty and are used as the basis to determine other elements of compensation and benefits. NEOs with employment agreements with the Corporation will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The CEO reviews on an annual basis the performance and salaries of the NEOs based on objectives established by him, in support of the business objectives of the Corporation determined by the Board. The Compensation Committee is responsible for reviewing the CEO’s recommendations, as applicable, with respect to the amount of compensation to be provided to the NEOs. The Compensation Committee is responsible for recommending annual performance goals and criteria for the CEO and evaluate the performance of the CEO against such position description and applicable performance goals and criteria and set the CEO’s level of compensation based on this evaluation and any other relevant assessment, information or metrics.

Equity Incentive Plans

Options – The granting of options is to act as a variable component of compensation intended to attract, motivate and reward the executive officers and directors of the Corporation in advancing the success and interests of the Corporation. In determining the number of options to be granted under the Option Plan, the Board gives consideration to, among other things, the individual’s current and potential contribution to the success of the Corporation as well as the relative position of the individual within the Corporation.

Additionally, the Corporation may also utilize the grant of options upon hiring of new employees as an element of compensation designed to attract qualified personnel. The grant of options would typically be included in the terms of the particular individual’s employment offer letter and the number of options granted would depend on the Corporation’s level of desire to retain the particular individual, the particular responsibilities of the position and the individual’s level of experience. Please see “Securities Authorized for Issuance under Equity Compensation Plans – The Option Plan” for further details regarding the Option Plan.

Benefits and Perquisites

The Corporation’s employee benefit program for employees and executive officers includes life, medical, dental and disability insurance. Perquisites are offered to executive officers, which include benefits linked to transportation and parking. The Corporation did not use benchmarking to determine these benefits.

Pension Plan Benefits

The Corporation’s group retirement pension plan (the “Pension Plan”) is a deferred profit-sharing plan, created to allow the employees and executive officers to accumulate capital for their retirement. The Pension Plan was established for all employees who, in the opinion of the Board of Directors, have materially and significantly contributed to the prosperity and profits of the Corporation. According to the Pension Plan, the Corporation is required to contribute out of the profits of the Corporation, to a maximum amount of 2% of the employee’s base salary. The Corporation’s contribution will be such amount which, in the opinion of the Board of Directors, is warranted by the profits and overall financial position of the Corporation. The employees’ and the Corporation’s contributions are subject to the maximum eligible amount allowed for under the Income Tax Act (Canada). Employees choose, on their own, the financial products to invest their contributions and those of the Corporation.

The following table summarizes the contribution accounts of the NEOs:

	Accumulated value as at		Accumulated value as at
	December 31, 2019	Compensatory	December 31, 2020
Name	($) (1)	($) (2)	($) (3)
P. Peter Pascali	$29,649	$11,519	$45,353
Pierre Carabin	$19,325	$3,533	$24,534
Michael Blank (4)	Nil	Nil	Nil
Rodayna Kafal (5)	Nil	$533	$634
Sara-Catherine L. Tolszczuk (6)	Nil	$0	Nil

Notes:

(1)	Represents the market value of the Pension Plan at December 31, 2019, including accumulated contributions, net investment income, less any withdrawals.

(2)	The Corporation paid contribution into the Pension Plan during 2020. This amount is matched by the employee, but not included in this amount.

(3)	Represents the market value of the Pension Plan at December 31, 2020, including accumulated contributions, net investment income, less any withdrawals.

(4)	Mr. Blank appointed on September 29, 2019 as Acting CFO and director of the Corporation, does not participate in the Corporation’s Pension Plan.

(5)	Ms. Kafal, Vice President, Investor Relations and Strategic Business Development, appointed on September 22, 2020 as director of the Corporation.

(6)	Ms. Tolszczuk, Legal Counsel and Corporate Secretary, does not participate in the Corporation’s Pension Plan.

Compensation Governance

Financial Risk Management

The Corporation’s compensation practices alleviate risk by having a balance of short-term and long-term compensation. For example, substantial grants of options do not vest in a year, which allows for continued appreciation and does not jeopardize the Corporation.

Compensation Consultants and Advisors

There were no compensation consultants or advisors retained by the Corporation during the financial year ended December 31, 2020.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the three financial years ended respectively December 31, 2018, December 31, 2019 and December 31, 2020, in respect of the NEOs, in accordance with National Instrument Form 51-102F6.

					Non-equity incentive
					plan compensation (S)
Name and			Share-	Option-	Annual	Long-term
Principal			based	based	incentive	incentive	Pension	All other	Total
Position	Year	Salary ($)	awards ($)	awards ($)(1)	plans	plans	value ($)	compensation ($) (2)	compensation ($)
P. Peter Pascali,	2020	$355,933	N/A	$3,835,000	N/A	N/A	$11,519	$1,404,095	$5,606,546
Chief Executive	2019	$240,000	N/A	$0	$0	N/A	$4,800	$11,826	$256,626
Officer	2018	$240,000	N/A	$0	N/A	N/A	$4,800	$11,727	$256,527

Pierre Carrabin,	2020	$171,599	N/A	$73,750	N/A	N/A	$3,533	$6,519	$255,400
CTO & Chief	2019	$168,000	N/A	$0	N/A	N/A	$3,360	$1,367	$172,727
Strategist	2018	$168,000	N/A	$30,000	N/A	N/A	$3,360	$1,339	$202,699

Michael Blank,	2020	$30,000	N/A	$295,000	N/A	N/A	$0	$0	$325,000
Acting Chief	2019	$8,500	N/A	$68,000	N/A	N/A	$0	$0	$76,500
Financial Officer(3)	2018	$0	N/A	$0	N/A	N/A	$0	$0	$0

Rodayna Kafal,	2020	$98,588	N/A	$233,750	N/A	N/A	$533	$10,807	$343,679
Vice President,
Investor Relations
and Strategic	2019	$31,712	N/A	$0	N/A	N/A	$0	$1,056	$32,767
Business
Development	2018	$67,808	N/A	$0	N/A	N/A	$0	$2,432	$70,240

Sara-Catherine L.	2020	$55,231	N/A	$295,000	N/A	N/A	$0	$5,000	$355,231
Tolszczuk,
Legal	2019	$0	N/A	$0	N/A	N/A	$0	$0	$0
Counsel/Corporate
Secretary	2018	$0	N/A	$0	N/A	N/A	$0	$0	$0

Alan Curleigh,	2020	$0	N/A	$0	N/A	N/A	$0	$0	$0
Former Acting
Chief Financial	2019	$46,750	N/A	$0	N/A	N/A	$0	$0	$46,750
Officer(4)	2018	$69,000	N/A	$0	N/A	N/A	$0	$0	$69,000

Notes:

(1)	Represents the total grant date fair value of options granted and may not represent the amounts the recipient will actually realize from the awards. The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option pricing model.
(2)	Includes group insurance amounts, bonuses and director compensation.
(3)	Mr. Blank is the Acting Chief Financial Officer since September 29, 2019, and was director of the Corporation until March 10, 2021; In the year ended December 31, 2020, Mr. Blank earned $30,000 for his Board and corporate related services.
(4)	Mr. Curleigh ceased to act as Chief Financial Officer of the Corporation and Chair of the Board of Directors of the Corporation in September 2019; In the year ended December 31, 2020, Mr. Curleigh earned $Nil for his Board and corporate related services.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO with the Corporation as of December 31, 2020.

	Number of	Option-based Awards			Share-based Awards
	securities			Value of	Number of	Market or payout
	underlying	Option		unexercised in-	shares or units of	value of share
Name	unexercised options (#)	exercise price	Option expiration date	the-money options ($)(1)	shares that have not vested (#)	awards that have not vested
P. Peter Pascali (2)	3,000,000	$0.18	Sept 25, 2021	$10,290,000
	2,400,000	$0.58	Nov 3, 2022	$7,272,000	N/A	N/A
	1,300,000	$4.41	July 16, 2025	$0
Pierre Carabin(3)	70,000	$0.52	Oct 29, 2023	$216,300
	25,000	$4.41	July 16, 2025	$0	N/A	N/A
Michael Blank(4)	100,000	$4.41	July 16, 2025	$0	N/A	N/A
Rodayna Kafal(5)	25,000	$4.41	July 16, 2025	$0
	50,000	$4.00	Oct 26, 2025	$0	N/A	N/A
Sara-Catherine L.	100,000	$4.41	July 16, 2025	$0
Tolszczuk(6)					N/A	N/A

Notes:

(1)	Based on the closing price of Common Shares of the Corporation on the TSX on December 31, 2020 of C$3.61 per Common Share.
(2)	In accordance with Mr. Pascali’s Option Agreement dated September 26, 2016, as amended on November 22, 2016, his options to purchase 3,000,000 Common Shares vests as follows: 2,500,000 vested on September 26, 2016, and the remaining 500,000 vested on September 26, 2017. In accordance with Mr. Pascali’s Option Agreement dated November 3, 2017, his options to purchase 2,400,000 Common Shares vest as follows: 50% vested on November 3, 2017 and 50% will vest on November 3, 2018. In accordance with Mr. Pascali’s Option Agreement dated July 16, 2020, his options to purchase 1,300,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vests on July 16, 2021, 25% vests on July, 16, 2022 and the final 25% will vest on July 16, 2023.
(3)	In accordance with Mr. Carabin's Option Agreement dated October 29, 2018, his options to purchase 100,000 Common Shares vest as follows: 10% vested on October 29, 2018, 20% will vested on October 29, 2019, 30% on October 29, 2020 and the final 40% on October 29, 2021. In accordance with Mr. Carabin's Option Agreement dated July 16, 2020, his options to purchase 25,000 Common Shares vest as follows: 50% vested on July 16, 2020 and 50% will vest on July 16, 2021.
(4)	In accordance with Mr. Blank’s Options Agreement dated July 16, 2020, his options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vests on July 16, 2021, 25% vests on July, 16, 2022 and the final 25% will vest on July 16, 2023.
(5)	In accordance with Ms. Kafal's Option Agreement dated July 16, 2020, her options to purchase 25,000 Common Shares vest as follows: 50% vested on July 16, 2020 and 50% will vest on July 16, 2021. In accordance with Ms. Kafal’s Options Agreement dated October 26, 2020, her options to purchase 50,000 Common Shares vest as follows: 25% vested on October 26, 2020, 25% vests on October 26, 2021, 25% vests on October, 26, 2022 and the final 25% will vest on October 26, 2023.
(6)	In accordance with Ms. Tolszczuk’s Options Agreement dated July 16, 2020, her options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vests on July 16, 2021, 25% vests on July, 16, 2022 and the final 25% will vest on July 16, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

			Non- equity incentive plan
	Option-based Awards - Value	Share-based awards - Value	compensation - Value earned
Name	vested during the year ($) (1)	vested during the year ($)	during the year ($)
P. Peter Pascali	$0	NA	NA
Pierre Carabin	$92,400	NA	NA
Michael Blank	$0	NA	NA
Rodayna Kafal	$0	NA	NA
Sara-Catherine L. Tolszczuk	$0	NA	NA

Notes:

(1) Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of shares at exercise and the exercise price of the options on the vesting date).

The graph below shows the cumulative total return on a $100 investment on December 31, 2015 in Common Shares and the cumulative total return of the S&P/TSX Composite Index over the five-year period ending December 31, 2020.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (CAD$)

The performance graphs below illustrate that PyroGenesis has outperformed the S&P/TSX Composite Index over the five most recently completed financial years of the Corporation. PyroGenesis’ performance has aligned with the S&P/TSX Composite Index at differing points in the periods, while averaging approximately, 44% growth over the first 4 years, with 2020 being the year where the performance growth rate separated itself from the S&P/TSX Composite Index. The Corporation showed a growth rate of 685% when comparing 2019 vs 2020 and accumulative shareholder return of 1,541% over 5 years, with PyroGenesis’ stock price closing at $3.61 in 2020 vs $0.46 in 2019 and $0.22 in 2015. There is a correlation between the total compensation of the NEOs to the Corporation five-year common share price trend, because, long-term incentive compensation constitutes a significant portion of their respective total compensation. The Corporations share price performance does, however, have a significant impact on the NEOs net realizable pay.

CUMLATIVE TOTAL SHAREHOLDER RETURNS (%)

YEAR OVER YEAR SHAREHOLDER RETURNS (%)

Termination Benefits

During the financial year ended December 31, 2020, the Corporation had employment agreements with the following NEOs: Mr. Pascali, Mr. Carabin, Ms. Kafal and Ms. Tolszczuk.

The NEOs employment agreements provide that if the Corporation terminates their employment for any reason other than for cause, death, disability or upon change of control of the Corporation, the NEOs shall be entitled to a three (3) months’ notice, or in lieu of that notice, they shall receive an amount equivalent to one year’s base salary with all accrued benefits.

Estimated Incremental Payments on Termination without Cause

Name (1)	Base Salary	Severance Period (# of months)	Total Payment
P. Peter Pascali	$360,500	12	$360,500
Pierre Carabin	$173,040	12	$173,040
Michael Blank (2)	$30,000	0	$0
Rodayna Kafal	$99,910	3	$33,303
Sara-Catherine L. Tolszczuk	$92,000	3	$30,667

Notes;

(1)	NEOs terminated without cause are not entitled to a bonus.
(2)	Mr. Blank is the current Acting Chief Financial Officer Mr. Blank does not have an employment agreement with the Corporation.

Non-Competition and Non-Solicitation

As per their employment agreements, the NEOs are bound by non-competition and non-solicitation of clients and employees clauses for up to one (1) year following the termination of their employment with the Corporation.

Exercise of Options

In addition, a NEO’s stock option(s) shall be exercisable for a period of ninety (90) days if the NEO ceases to be a Participant as defined in the Option Agreement, and in no event after the expiry date of the option.

Director Compensation

In October 2020, the Board adopted by resolution an updated version of the Board of Directors Per Diem, Annual Retainer Application and Reimbursable Expense Guidelines the “Guidelines”) that govern, notably, the annual compensation each director of the Corporation is entitled to receive. The Guidelines provide that each director shall be paid a $10,000 annual retainer and each director shall be paid a $2,000 per diem for Board related activities, in accordance with the Guidelines. The Guidelines also stipulate that, in addition to Board member compensation, the Chair of the Board shall receive 150,000 options priced at the last day of trading of the year, which vest immediately, and that the Committee Chairs shall receive 100,000 options priced at the last day of trading of the year, which vest immediately. No other remuneration has been paid to the directors for their services as directors, except as indicated herein and for reimbursements of reasonable out-of-pocket expenses incurred in connection with such duties. Directors are also eligible to participate in the Option Plan.

The table below discloses all amounts of compensation paid or accrued to the directors for the financial year ended December 31, 2020.

Name	Fee earned $	Share - based awards $	Option Based Awards (1)	Non-equity incentive plan compensation $	Pension Value $	All other compensation $	Total Compensation $
P. Peter Pascali (2)	$10,000	$0	$3,367,000	$0	$11,519	$1,404,095	$4,792,613
Michael Blank (2)	$30,000	$0	$259,000	$0	$0	$0	$289,000
Robert Radin	$30,000	$0	$259,000	$0	$0	$0	$289,000
Andrew Abdalla	$30,000	$0	$259,000	$0	$0	$0	$289,000
Dr. Virendra Jha	$26,000	$0	$259,000	$0	$0	$0	$285,000
Rodayna Kafal (3)	$10,000	$0	$224,750	$0	$533	$10,807	$246,091
Rodney Beveridge (4)	$14,000	$0	$640,000	$0	$0	$0	$654,000
Total	$150,000	$0	$5,267,750	$0	$12,052	$1,414,902	$6,844,704

Notes:

(1)	Represents the total grant date fair value of options granted in the latest financial year and may not represent the amounts the recipient will actually realize from the awards. The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option pricing model.

(2)	Mr. Pascali and Ms. Kafal, current directors, and Mr. Blank, current CFO, are all NEOs of the Corporation. All incentive plan awards received by Mr. Pascali, Ms. Kafal and Mr. Blank are reflected in the Incentive Plan Awards table for the NEO.
(3)	Ms. Kafal appointed on September 22nd, 2020 as director of the Corporation.

(4)	Mr. Rodney Beveridge appointed on September 22nd, 2020 as director of the Corporation.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding during the financial year ended December 31, 2020:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
P. Peter Pascali (2)	3,000,000	$0.18	Sept 25, 2021	$10,290,000	N/A	N/A
	2,400,000	$0.58	Nov 3, 2022	$7,272,000
	1,300,000	$4.41	July 16, 2025	$0

Pierre Carabin(3)	70,000	$0.52	Oct 29, 2023	$216,300	N/A	N/A
	25,000	$4.41	July 16, 2025	$0

Michael Blank(4)	100,000	$4.41	July 16, 2025	$0	N/A	N/A

Rodayna Kafal(5)	25,000	$4.41	July 16, 2025	$0	N/A	N/A
	50,000	$4.00	Oct 26, 2025	$0

Sara-Catherine L.					N/A	N/A
Tolszczuk(6)	100,000	$4.41	July 16, 2025	$0

Notes:

(1)	Based on the closing price of Common Shares of the Corporation on the TSX on December 31, 2020 of C$3.61 per Common Share.

(2)	In accordance with Mr. Pascali’s Option Agreement dated September 26, 2016, as amended on November 22, 2016, his options to purchase 3,000,000 Common Shares vests as follows: 2,500,000 vested on September 26, 2016, and the remaining 500,000 vested on September 26, 2017. In accordance with Mr. Pascali’s Option Agreement dated November 3, 2017, his options to purchase 2,400,000 Common Shares vest as follows: 50% vested on November 3, 2017 and 50% will vest on November 3, 2018. In accordance with Mr. Pascali’s Option Agreement dated July 16, 2020, his options to purchase 1,300,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vests on July 16, 2021, 25% vests on July, 16, 2022 and the final 25% will vest on July 16, 2023.

(3)	In accordance with Mr. Carabin's Option Agreement dated October 29, 2018, his options to purchase 100,000 Common Shares vest as follows: 10% vested on October 29, 2018, 20% will vested on October 29, 2019, 30% on October 29, 2020 and the final 40% on October 29, 2021. In accordance with Mr. Carabin's Option Agreement dated July 16, 2020, his options to purchase 25,000 Common Shares vest as follows: 50% vested on July 16, 2020 and 50% will vest on July 16, 2021.

(4)	In accordance with Mr. Blank’s Options Agreement dated July 16, 2020, his options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vests on July 16, 2021, 25% vests on July, 16, 2022 and the final 25% will vest on July 16, 2023. Mr. Blank ceased being a director of the Corporation on March 10, 2021.

(5)	In accordance with Ms. Kafal's Option Agreement dated July 16, 2020, her options to purchase 25,000 Common Shares vest as follows: 50% vested on July 16, 2020 and 50% will vest on July 16, 2021. In accordance with Ms. Kafal’s Options Agreement dated October 26, 2020, her options to purchase 50,000 Common Shares vest as follows: 25% vested on October 26, 2020, 25% vests on October 26, 2021, 25% vests on October, 26, 2022 and the final 25% will vest on October 26, 2023.

(6)	In accordance with Ms. Tolszczuk’s Options Agreement dated July 16, 2020, her options to purchase 100,000 Common Shares vest as follows: 25% vested on July 16, 2020, 25% vests on July 16, 2021, 25% vests on July, 16, 2022 and the final 25% will vest on July 16, 2023.

The following table provides information regarding the value vested or earned on incentive plan awards during the financial year ended December 31, 2020:

			Non- equity incentive plan
	Option-based Awards - Value	Share-based awards - Value	compensation - Value earned
Name(1)	vested during the year ($) (2)	vested during the year ($)	during the year ($)
Robert Radin	$0	NA	NA
Andrew Abdalla	$250	NA	NA
Dr. Virendra Jha	$367,000	NA	NA
Rodney Beveridge	$0	NA	NA

Notes:

(2)	Mr. Pascali and Ms. Kafal, current directors, and Mr. Blank are both NEOs of the Corporation. All incentive plan awards received by Mr. Pascali, Ms. Kafal and Mr. Blank are reflected in the Incentive Plan Awards table for the NEOs.

(3)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the market price of shares at exercise and the exercise price of the options on the vesting date).

External Management Companies

There are currently no contracts with external management companies in effect.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The only compensation plan of the Corporation under which equity securities are currently authorized for issuance is the Option Plan. The Option Plan was previously reapproved by the Shareholders of the Corporation in September 2020. The table below summarizes information in relation to the Common Shares reserved for issuance under the Option Plan as of December 31, 2020.

	Number of Securities to be issued upon		Weighted average exercise price of	Number of Securities remaining
Plan	exercise of outstanding options		outstanding options	available for issuance
Option Plan (approved by Shareholders)	9,040,000	(1)	$1.57	6,874,599
Option Plan (not approved by Shareholders)	N/A		N/A	N/A

As of the date hereof, there are 9,168,750 options of the Corporation outstanding (5.5% of the current issued and outstanding Common Shares of the Corporation).

The Option Plan

The purpose of the Option Plan (hereto attached as Schedule “B”) is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation (including any subsidiaries) and service providers retained by the Corporation to acquire common shares (“hereafter “Shares”), thereby: increasing the proprietary interests of such persons in the Corporation; aligning the interests of such persons with the interests of the Corporation's shareholders generally; encouraging such persons to remain associated with the Corporation; and furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

Members the Board, senior officers and employees of the Corporation (or of any subsidiary of the Corporation), as well as services providers of the Corporation, are eligible to participate in the Option Plan (each, a “Participant”).

Under the Option Plan, the Board has to authority to grant options to the Participants, determine the terms, limitations, restrictions and conditions respecting each grant of options and interpret the Option Plan. It may also, at its discretion, delegate to a committee of the Board consisting of not less than three directors all or any of the powers conferred on the Board pursuant to the Option Plan.

The aggregate number of Shares reserved for issuance under the Option Plan, or any other plan or security based compensation agreement of the Corporation, shall not exceed ten percent (10%) of the total number of issued and outstanding Shares from time to time (calculated on a non-diluted basis).

The following table provides the number of Options granted in 2018, 2019 and 2020 (burn rate) under the Option Plan expressed as a percentage of the weighted average number of outstanding Common Shares for the applicable year.

Plan	Option Granted	Weighted Average Number of Outstanding Common Shares	Burn Rate (%)
2020	2,810,000	148,997,912	1.89%
2019	400,000	137,773,367	0.29%
2018	1,350,000	122,831,432	1.10%

The Option Plan provides that the number of Shares that may be acquired under an option granted to a Participant shall be determined by the Board, at the time the option is granted, provided that the aggregate number of Shares:

(a) reserved for issuance to any one Participant, together with such Participant's participation in any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis); and

(b) (i) issuable, at any time, or; (ii) issued, within any one year period, to all insiders (as a group), under the Option Plan or combined with all of the Corporation’s other security based compensation arrangements, shall not exceed ten percent (10%) of the Corporation’s total issued and outstanding Shares, respectively (calculated on a non-diluted basis) (the “Insider Participation Limit”).

The Board establishes the exercise price at which Shares may be purchased pursuant to the exercise of a granted option, which must in all cases be not less than the closing price of the Shares on the Toronto Stock Exchange on the business day immediately prior to the date of grant.

The term during which an option may be exercised is determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion, provided that no option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless otherwise specifically provided by the Board and authorized by the Exchange.

If a Participant ceases to be a member of the Board, senior officer, employee or service provider of the Corporation or any subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her option vested will terminate on the earlier of the date of the expiration of the option and 90 days after the date such Participant ceases to be a member of the Board, senior officer, employee, or service provider of the Corporation, or any subsidiary of the Corporation. If such cessation or termination is by reason of substantial breach or cause on the part of the Participant, the options shall be automatically terminated forthwith and shall be of no further force or effect.

In the event of the death, permanent disability or normal retirement of a Participant, any option previously granted to such Participant shall be exercisable until the end of the option term determined by the Board at the date of the grant or until the expiration of 12 months or a period determined by the board, after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier. In the event of death or permanent disability only, the exercise may be done by the Participant or persons to whom the Participant's rights under the option shall pass by the Participant's will or by applicable law; and to the extent that the Participant was entitled to exercise the option as at the date of his death or permanent disability.

The expiry date of outstanding options held by Participants which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws (a “Blackout Period”), will be extended for a period ending on the tenth business day after the expiry date of the Blackout Period.

In the event the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation's outstanding Shares accept an offer made to all or substantially all of the holders of the Shares to purchase in excess of 50.1 % of the current issued and outstanding Shares, then all of the vested options shall, without any further action on behalf of the Corporation, be automatically vested. Each Participant shall thereafter be entitled to exercise all of such options within the twenty (20) day period next following the date of acceptance by the Corporation and to determine that upon the expiration of such twenty (20) day period, all rights of the Participant to such Options or to the exercise of same (to the extent not theretofore exercised) shall ipso facto terminate and have no further force or effect whatsoever;

In the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding option may be exercised as to all or any part of the optioned Shares in respect of which the Participants would have been entitled to exercise the option in accordance with the provisions of the Plan at the date of the Plan of any such sale at any time up to and including, but not after the earlier of: (A) the close of business on that date which is thirty (30) days following the date of completion of such sale: and (B) the close of business on the expiration date of the option; but the Participant shall not be entitled to exercise the option with respect to any other optioned Shares;

Options accruing to any Participant in accordance with the terms and conditions of the Option Plan are not transferable or assignable except, where qualified, to a registered retirement or similar plan where the Participant is the annuitant thereof, or to a family trust controlled by the Participant.

The Board may, at any time, with the approval of the Exchange, but without the consent of the Participants (except if expressly required hereafter) nor the approval of the shareholders, amend the Option Plan or options granted under the Option Plan, as it may deem necessary, including the following, without limitation:

(i) make minor changes to the Option Plan, of a “housekeeping” nature;

(ii) amend the Option Plan, with respect to:

•	the maximum term which may be ascribed to options, provided that the term chosen during which an option is exercisable does not exceed ten (10) years from the date the option is granted;

•	the vesting period of the options;

•	the exercise method and frequency of the options;

•	the method of determining the exercise price of the option;

•	the assignability and transferability of the options; and

•	the effects of a Participant ceasing to be a Director, Officer, Employee or Service Provider of the Corporation on the options granted to them;

(iii)  modify the categories of Participants designated in the Option Plan as eligible to participate under the Option Plan;

(iv) reduce the exercise price of an option granted to a Participant to its benefit, provided that such option is not held by an Insider;

(v) accelerate the vesting or extend the term of any option granted, provided that: a) such option is not held by an Insider and; b) the term during which the option becomes exercisable does not exceed the maximum term determined in the Option Plan; and

(vi) decelerate the vesting, reduce the option or augment the exercise price of any option granted, provided that the Participant’s written consent is obtained.

The Board may amend the Option Plan or options granted under the Option Plan, at any time, with the approval of the Exchange and with the approval of the shareholders, but without the consent of the Participants (except as explicitly required hereafter) to:

(i) reduce the exercise price of an option benefiting an Insider;

(ii)  accelerate the vesting or extend the term of any option granted to an Insider, provided that the period during which the option becomes exercisable does not exceed the maximum term determined in the Option Plan;

(iii) amend, remove or exceed the Insider Participation Limit;

(iv)  increase the maximum number of shares issuable under the Option Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such shares; or

(v) amend any amendment provision of the Option Plan.

The Option Plan does not provide for the Participant’s ability to transform a stock option into a stock appreciation right involving an issuance of securities from treasury.

Financial assistance may not be provided to Participants under the Option Plan.

CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Corporation.

The Board of Directors of the Corporation does not have a written mandate. Its responsibilities include: providing vision, mission and goals for the Corporation; taking strategic decisions; establishing and adjusting the governance systems of the Corporation; supervising the management of the Corporation’s business and affairs in the interests of the Shareholders; continually monitoring the integrity of the Corporation, its officers and employees; evaluating and determining the compensation of the CEO and; reviewing the performance and compensation of senior officers. The Board of Directors may create and mandate different committees to carry out specific functions.

Composition of the Board of Directors

As of the date hereof, the Board of Directors is composed of eight (8) directors, Messrs. P. Peter Pascali, Robert Radin, Andrew Abdalla, Rodney Beveridge, Ben Naccarato, Dr. Virendra Jha, Ms. Rodayna Kafal and Ms. Nannette Ramsey.

On October 26, 2020, the Company was pleased to announce the creation of a new Board position; Lead Independent Director and announced that Mr. Robert Radin had agreed to be the Company’s first Lead Independent Director. The Lead Independent Director notably has the responsibility of ensuring that: i) the Board discharges its responsibilities; ii) the Board evaluates the performance of management objectively and that; iii) the Board understands the boundaries between the responsibilities of the Board and of management.

The independent members of the Board are Messrs. Radin, Abdalla, Naccarato, Beveridge and Dr. Jha as well as Ms. Ramsey, within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian Securities Administrators. The non-independent members of the Board are Mr. Pascali (current President and Chief Executive Officer of the Corporation)and Ms. Rodayna Kafal (current Vice President, Investor Relation and Strategic Business Development) Mr. Pascali and Ms. Kafal have been determined to be non-independent within the meaning of NI 58-101 by virtue of their position as current executive officers of the Corporation.

The Board of Directors is of the opinion that the current size is adequate, given the purpose of the Corporation, and will further the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each and every current director is eager to fulfil his obligations and assume his responsibilities in the best interests of the Corporation and of all the Shareholders and not in the best interests of himself or a particular group of Shareholders.

The independent directors did not hold any regularly scheduled meetings during the financial year ended December 31, 2020, at which non-independent directors and members of management were not in attendance. To facilitate open and candid discussion among its independent directors, the independent directors are encouraged to ask questions and to review related matters. In addition, any item which could involve a potential conflict of interest among one or more directors is voted on by those directors that are not related to the conflict in question. It is anticipated that independent directors’ meetings will be held as deemed appropriate during the current financial year.

Currently, no directors serve on the board of reporting issuers other than the Corporation.

Meetings of the Board

The Board held seventeen (17) meetings during the financial year ended December 31, 2020. The members of the Board and their attendance are set forth below.

Board of Directors
Name of Director	Independent(1)	Meeting Attendance
P. Peter Pascali	No	16 of 17
Robert Radin	Yes	17 of 17
Andrew Abdalla	Yes	17 of 17
Michael Blank(2)	No	17 of 17
Dr. Virendra Jha	Yes	17 of 17
Rodayna Kafal	No	7 of 17
Rodney Beveridge	Yes	7 of 17

Notes:

(1)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(2)	Mr. Michael Blank is Acting Chief Financial Officer of the Corporation.

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new Board members are provided with:

1.	information regarding the functioning of the Board;

2.	information regarding the nature and operation of the business of the Corporation;

3.	access to recent, publicly filed documents of the Corporation; and

4.	access to management.

New directors of the Corporation are also provided with insight from other Board members and management regarding the contribution which they are expected to make to the Board in terms of both time and resource commitments. Board members are also encouraged to communicate with management, auditors, technical experts and consultants to keep themselves current with industry trends and developments and changes in legislation; and to attend related industry seminars and visit the Corporation’s operations, to ensure that each member of the Board maintains the skill and knowledge necessary to meet their obligations as directors.

Position Descriptions

The Board has not developed written position descriptions for the Chair of the Board of Directors. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee all have written descriptions of the responsibilities of the member holding the chair position. The chair of the Board and the chair of each committee are responsible for leadership of the Board and committee, including the preparation of the agenda in consultation with the Board an committee members, and members of management, presiding the meetings, assigning specific tasks to the members, and in the case of committee chairs, reporting the committee findings to the Board.

The Board and CEO have not developed a written position description for the CEO. The Board entrusts the CEO notably with the responsibility of managing the day-to-day operations of the Corporation, as well as determining short-term and long-term goals for the Corporation and presenting strategic decisions to the Board for the latter to vote on.

Board and Senior Executive Diversity

The directors are appointed to serve on the Corporation’s Board of Directors in reason of their background, skills and aptitudes that the Board identifies, from time to time, as being most useful and important to serve the Corporation, whether or not they are part of a “designated group”, defined in the Canada Business Corporations Act as comprising women, Aboriginal peoples, persons with disabilities and members of visible minorities. For this reason, the Corporation has not adopted a written diversity policy stating specific targets related to the appointment of individuals of designated groups, as directors or members senior management. Notwithstanding the foregoing, the Board of Directors does value social diversity and professional diversity, recognizing that they are both important for increasing the variety of perspectives represented on the Board. There are currently two women directors on the Board (representing 25% of the Board) , one of which is also part of management and two directors who are members of visible minorities (representing 25% of the Board), one of which is also part of management.

Director Term Limits

The Corporation has not set specific term limits for the directors on its Board. The Board and more specifically the Nominating and Corporate Governance Committee are responsible for ensuring that the directors hold adequate qualifications to serve on the Board of Directors and for recommending the appointment or the end of the directorship of any member.

Ethical Business Conduct

All directors of the Corporation have the obligation to perform their duties and assume their responsibilities in the best interests of the Corporation. The Corporation expects all of its directors to comply with the laws and regulations governing its conduct and further is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities. The Board views good corporate governance as an integral component to the success of the Corporation and to meet its responsibilities to Shareholders. It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are made clear to all directors and senior officers of the Corporation.

The Board has adopted a written code of business conduct (the “Code of Conduct”) that applies to all of our officers, directors and employees and certain of our contractors, agents and other representatives acting on behalf of the Corporation. The objective of the Code of Conduct is to provide guidelines for maintaining our honesty, ethical behaviour, integrity and compliance with applicable laws and regulations. The Code of Conduct addresses conflicts of interest, outside employment and business activities, community activities, board appointments, personal gain, company confidential information, intellectual property, use of company assets, use of technology, discrimination and harassment in the work environment, fair employment practices, employee privacy and personal information, substance and alcohol abuse, health, safety and the environment, compliance with laws, gifts, benefits and entertainment, recording of transactions and reporting of financial information, use of written agreements, records retention and destruction, ethical competitive practices, crime and money-laundering prevention, dealing with persons outside the company and investigations and reporting any violations of law. The Board has ultimate responsibility for monitoring compliance with the Code of Conduct and it monitors compliance through the Nominating and Governance Committee. The Code of Conduct is available on the Corporation’s Website at www.pyrogenesis.com.

Nominating and Corporate Governance Committee

On February 12, 2021, the Board established a Nominating and Corporate Governance Committee, composed entirely of independent directors, which principle responsibilities are: developing the Corporation’s corporate governance policies and principles and providing governance leadership; identifying individuals qualified to be nominated as members of the Board; overseeing director orientation and continuing education; monitoring compliance with the Corporation’s Code of Business Conduct; reviewing the structure, composition and mandate of the Board committees; and evaluating the performance and effectiveness of the Board and of the Board committees. The other responsibilities of the Committee are disclosed in the Nominating and Corporate Governance Committee Charter, which is available on the Corporation’s Website at www.pyrogenesis.com.

The Nominating and Corporate Governance Committee assesses the Board composition and reviews annually the competencies, skills and qualities required of directors in order to add value to the Corporation, in light of the opportunities and risks facing the Corporation and the Corporation’s strategy. The Committee recruits and considers candidates for director as necessary in light of their assessment, having regard for the independence, background, employment and qualifications of possible candidates and the alignment of such candidate’s competencies, skills and personal qualities with the Corporation’s needs and shareholders’ interests. The Committee recommends candidates for director positions it determines adequate to the Board and the Board ultimately decides upon their appointment.

Compensation Committee

On February 12, 2021, the Board established a Compensation Committee, composed entirely of independent directors, which has the mandate to assist the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the Chief Executive Officer of the Corporation, with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. The Committee shall also assist the Board in determining the adequate compensation for the Directors of the Corporation. The other responsibilities of the Committee are disclosed in the Compensation Committee Charter, which is available on the Corporation’s Website at www.pyrogenesis.com.

Audit Committee

The overall purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Corporation’s financial statements and other relevant public disclosures, the Corporation’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors. The other responsibilities of the Audit Committee are disclosed in the Audit Committee Charter, which is available on the Corporation’s Website at www.pyrogenesis.com.

Composition of the Audit Committee

The current members of the Audit Committee are Messrs. Radin, Naccarato and Abdalla, all of whom are independent directors in accordance with National Instrument 52-110 – Audit Committee Governance (“NI 52-110”) and as determined under NASDAQ Listing Rule 5605(a)(2). In addition, all members of the Committee are “financially literate” within the meaning of Section 1.6 of NI 52-110 as a result of their prior financial experience in a management capacity or as a member of an audit committee of public companies or as a certified accountant performing audit services (see “Election of Directors – Biographies”). The Audit Committee meets the composition requirements set forth by NASDAQ Listing Rule 5605(c)(2).

The Audit Committee held four (4) meetings relating to the financial year ended December 31, 2019. The members of the Audit Committee and their attendance at those meetings are set forth below.

Audit Committee
Name of Director	Independent/Financially Literate (2) (3)	Meeting Attendance
Andrew Abdalla(1)	Yes/Yes	4 of 4
Robert Radin	Yes/Yes	4 of 4
Michael Blank (4)	No/Yes	4 of 4

Notes:

(1)	Chair of the Audit Committee.

(2)	To be considered independent, a member of the Board must not have any direct or indirect or “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(4)	Michael Blank is not, as of the hereof, a Member of the Audit Committee. His resignation as member of the Board and of the Audit Committee was effective March 10, 2021.

Relevant Education and Experience of the Audit Committee Members

For a description of the education and experience of the three (3) Audit Committee members please see their respective biographies under “Election of Directors – Biographies” above. Their combined experience provides a valued contribution to the Audit Committee.

Each member of the Audit Committee has:

(a) an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Corporation’s year ended December 31, 2020 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation has not adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee’s Charter, which is available on the

Corporation’s Website at: www.pyrogenesis.com.

Report on Auditor’s Fees

The audit for the financial year ended December 31, 2020 was conducted by KPMG LLP. The Corporation paid or accrued the following fees in the most recently completed financial year and the previous financial year ended December 31, 2019:

	Financial Year Ended	Financial Year Ended
	December 31, 2020	December 31, 2019
Fees	$	$
Audit Fees (1)	$603,227	$249,834
Audit-Related Fees (2)	$52,938	$0
Tax-Related Fees (3)	$36,594	$54,870
All other Fees (4)	$0	$0
Total Fees	$692,759	$304,704

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit of the Corporation’s consolidated financial statements, procedures in relation to services in connection with the short form prospectus and the consent letter included in the 40F registration.
(2)	“Audit-Related Fees” include translation services and accounting assistance.

(3)	“Tax-Related Fees” includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and Research and Development tax credits.

(4)	“All Other Fees” include all other non-audit services.

Disclosure Committee

The Disclosure Committee is governed by the Corporation’s Timely Disclosure, Confidentiality and Insider Trading Policy (the “Policy”). The current members of the Disclosure Committee are Mr. Pascali, President and CEO, Mr. Blank, Acting CFO and Mtre Sara-Catherine L. Tolszczuk, Legal Counsel and Corporate Secretary. The Disclosure Committee is responsible for the implementation of the Policy, with such functions as evaluating and determining the content and necessity for public disclosures, designing and evaluating the procedures and controls for timely disclosure of material information, and ensuring that all persons to whom the Policy applies understand their respective obligations to preserve the confidentiality of all undisclosed material information of the Corporation.

Assessments

The Board monitors the adequacy of information given to directors, the communication between the Board and management and the strategic direction and processes of the Board and its Committees, to satisfy itself that the Board, its Committees and individual directors are performing effectively. As part of their review, the Board may review Committees’ respective mandates/charters and applicable corporate policies.

INDEBTEDNESS OF MANAGEMENT AND DIRECTORS

During the financial year ended December 31, 2020, no director, executive officer, proposed management nominee for director or associate of any director, executive officer or proposed management nominee for director of the Corporation was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including any securities purchase or program.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not, to any substantial degree, performed by persons other than the directors and senior officers of the Corporation and its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer, proposed management nominee for director or person who, to the knowledge of the directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all outstanding Common Shares of the Corporation, informed person or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com. Inquiries including requests for copies of the Corporation’s financial statements and management’s discussion and analysis for the financial year ended December 31, 2020 may be directed to Mr. Pascali, President and CEO of the Corporation, at 514-937-0002.

Additional financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2020 which is also available on SEDAR.

APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED this 24th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF
PYROGENESIS CANADA INC.

(signed) “P. Peter Pascali”
P. Peter Pascali
Chair

TO: KPMG LLP ("**KPMG**")
Raymond Chabot Grant Thornton LLP ("**RCGT**")

AND TO: Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
The Office of the Superintendent of Securities (Prince Edward Island)

RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**")

Dear Sirs/Mesdames:

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of auditor of PyroGenesis Canada Inc. (the "**Corporation**").

1. KPMG, the former auditor of the Corporation, tendered its resignation May 20, 2021 and the board of directors of the Corporation (the "**Board**") has appointed RCGT as successor auditor in its place, effective as of May 21, 2021.

2. KPMG resigned at the Corporation's request.

3. The resignation of KPMG and appointment of RCGT in its place has been approved by the Board.

4. KPMG has not expressed a modified opinion on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed financial years and ending on the date of resignation.

5. There are no reportable events (as defined under 4.11(1) of NI 51-102).

[Remainder of page left blank intentionally]

KPMG LLP
600 de Maisonneuve Blvd West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Tel. 514-840-2100
Fax. 514-840-2187
www.kpmg.ca

Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
The Office of the Superintendent of Securities (Prince Edward Island)

May 21, 2021

Dear Sirs/Madams:

Re: Notice of Change of Auditors of PyroGenesis Canada Inc.

We have read the Notice of PyroGenesis Canada Inc. dated May 21, 2021 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

SCHEDULE “B” – OPTION PLAN

PYROGENESIS CANADA INC.

(the “Corporation”)

STOCK OPTION PLAN

APPROVED BY THE BOARD OF DIRECTORS BY RESOLUTION ON: MAY 24, 2021

1. The Plan

A stock option plan (the "Plan") pursuant to which options (hereinafter, an "Option" or "Options") to purchase Common Shares or such other shares or other securities as may be substituted therefor or may be acquired by a Participant (as defined in Section 6 hereof) upon the exercise of an Option, the terms of which have been modified in accordance with Section 16 below (collectively, the "Shares"), in the capital of the "Corporation" may be granted to the Participants is hereby established on the terms and conditions herein set forth.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation (including any subsidiaries) and service providers retained by the Corporation to acquire Shares, thereby:

(a)	increasing the proprietary interests of such persons in the Corporation;

(b)  aligning the interests of such persons with the interests of the Corporation's shareholders generally;

(c)	encouraging such persons to remain associated with the Corporation; and

(d)	furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

(a)  The Plan shall be administered by the Board and, to the extent permitted by applicable law, the Board may from time to time delegate to a committee of the Board consisting of not less than three Directors all or any of the powers conferred on the Board pursuant to the Plan. In such event, the committee will exercise the powers delegated to it in the manner and on the terms authorized by the Board. If a committee of the Board is authorized for this purpose, all references to the Board in the Plan will be deemed to be references to such committee.

(b)	Subject to the terms and conditions of the Plan, the Board shall have authority to:

(i)	grant Options to the Participants;

(ii)	determine the terms, limitations, restrictions and conditions respecting each grant of Options;

(iii)	interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall, from time to time, deem necessary or advisable; and

(iv)	make all other determinations and take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

(c)  The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith.

4. Shares Subject to Plan

(a)  Subject to Section 16 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Common Shares.

(b)  The aggregate number of Shares reserved for issuance under this Plan, or any other plan or agreement of the Corporation, shall not exceed ten percent (10%) of the total number of issued and outstanding Shares from time to time (calculated on a non-diluted basis).

(c)  If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a)  The Board may from time to time, in its sole discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein and pursuant to the terms and conditions of an individual option agreement.

(b)  The Board may, in its discretion, select any of the following Persons to participate in this Plan, provided that any such Person, at the time of issuance, was:

(i)	a member of the Board or the board of directors of any subsidiary of the Corporation;

(ii)	a senior officer of the Corporation or any subsidiary of the Corporation;

(iii)	an Employee of the Corporation or any subsidiary of the Corporation; or

(iv)	a Service Provider of the Corporation.

Any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant".

(c) Where used herein:

"Employee" means:

(i) an individual who is considered an employee under the Income Tax Act (I.e. for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii)  an individual who works full time for the Corporation or a subsidiary, as applicable, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary, as applicable, over the details and methods of work as an employee of the Corporation or a subsidiary, as applicable, but for whom income tax deductions are not made at source; or

(iii)   an individual who works for the Corporation or a subsidiary, as applicable, on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction of the Corporation or a subsidiary, as applicable, over the details and methods of work as an employee of the Corporation or a subsidiary, as applicable, but for whom income tax deductions are not made at source.

"Person" means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual, or an individual.

“Service Provider” means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more.

(d) The granting of an Option to an Employee or Service Provider constitutes a representation by the Corporation that such Participant is a bona fide Employee or Service Provider, as the case may be.

7. Exercise Price

The Board shall establish the exercise price at which a Common Share may be purchased pursuant to the exercise of an Option, which must in all cases be not less than the closing price of the Common Shares on the Toronto Stock Exchange (the “Exchange”) on the business day immediately prior to the date of grant.

8. Number of Optioned Shares

The number of Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares:

(a)   reserved for issuance to any one Participant, together with such Participant's participation in any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis);

(b)  (i) issuable, at any time, or; (ii) issued, within any one year period, to all Insiders (as a group), under this Plan or combined with all of the Corporation’s other security based compensation arrangements, shall not exceed ten percent (10%) of the Corporation’s total issued and outstanding shares, respectively (calculated on a non-diluted basis) (the “Insider Participation Limit”).

9. Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a)  no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board and authorized by the Exchange, if applicable;

(b) the Option Period shall be automatically reduced in accordance with Sections 12 and 13 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any Exchange shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. Method of Exercise of Option

(a)  Except as set forth in Sections 12 and 13 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a Participant.

(b)  Options may be exercised in whole or in part and may be exercised on a cumulative basis where a vesting limitation has been imposed at the time of grant.

(c)  Any Participant (or his legal, personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Montreal, Quebec:

(i)  a written notice set forth as Schedule "B" expressing the intention of such Participant (or his or her legal, personal representative) to exercise his or her Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii) a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares as the Participant (or his or her legal, personal representative) shall have then paid for. If the number of Shares so purchased is less than the number of Shares subject to the stock option agreement surrendered, a new option agreement shall be forwarded to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

11. Extension of Expiry Date of Stock Options Due to a Blackout Period

The expiry date of outstanding Options held by Participants which may expire during a restricted trading period imposed by the Corporation in accordance with applicable securities laws (a “Blackout Period”), will be extended for a period ending on the tenth business day after the expiry date of the Blackout Period.

12. Ceasing to be a Director, Officer, Employee or Service Provider

If any Participant shall cease to be a member of the Board, senior officer, Employee or Service Provider of the Corporation or any subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Option vested will terminate at 5:00 p.m. (Montreal time) on the earlier of the date of the expiration of the Option Period and 90 days after the date such Participant ceases to be a member of the Board, senior officer, Employee, or Service Provider of the Corporation, or any subsidiary of the Corporation; and

If such cessation or termination is by reason of substantial breach or cause on the part of the Participant, the Options shall be automatically terminated forthwith and shall be of no further force or effect. Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall:

(a)  confer upon such Participant any right to continue as a director, senior officer, Employee, or Service Provider of the Corporation, or any subsidiary of the Corporation as the case may be, or;

(b)  be construed as a guarantee that the Participant will continue as a member of the Board, senior officer, Employee, or Service Provider of the Corporation, or any subsidiary of the Corporation as the case may be.

13. Death, Permanent Disability or Normal Retirement of a Participant

In the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to such Participant shall be exercisable until the end of the Option Period or until the expiration of 12 months or a period determined by the board, after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a)  by the Participant or person or persons to whom the Participant's rights under the Option shall pass by the Participant's Will or by applicable law; and

(b)  to the extent that the Participant was entitled to exercise the Option as at the date of his death or permanent disability.

14. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

15. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

16. Adjustments

(a)  The number of shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b)  Adjustments under this Section 16 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive, but subject to Exchange approval. No fractional Shares shall be issued under this Plan on any such adjustment.

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable except, where qualified, to a Registered Retirement or similar plan where the Participant is the annuitant thereof, or to a family trust controlled by the Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised at the direction of the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participants rights under the Option pass by the Participant's Will or by applicable law.

18. Amendment and Termination of Plan

(a) The Board may, at any time, with the approval of the Exchange, but without the consent of the Participants (except if expressly required hereafter) nor the approval of the shareholders, amend the Plan or Options granted under the Plan, as it may deem necessary, including the following, without limitation:

(i)	make minor changes to the Plan, of a “housekeeping” nature;

(ii)	amend the Plan, with respect to:

•	the maximum Option Period which may be ascribed to options, as determined in Section 9 of the Plan, provided that the Period chosen during which an Option is exercisable does not exceed ten (10) years from the date the Option is granted;

•	the vesting period of the Options;

•	the exercise method and frequency of the Options;

•	the method of determining the exercise price of the Options;

•	the assignability and transferability of the Options; and

•	the effects of a Participant ceasing to be a Director, Officer, Employee or Service Provider of the Corporation on the Options granted to them;

(iii) modify the categories of Participants designated in Section 6 of this Plan as eligible to participate under the Plan;

(iv)  reduce the exercise price of an Option granted to a Participant to its benefit, provided that such Option is not held by an Insider;

(v)  accelerate the vesting or extend the Option Period of any Option granted, provided that: a) such Option is not held by an Insider and; b) the period during which the Option becomes exercisable does not exceed the Option Period determined in Section 9 of the Plan; and

(vi)	decelerate the vesting, reduce the Option Period or augment the exercise price of any

Option granted, provided that the Participant’s written consent is obtained.

(b)  The Board may amend the Plan or Options granted under the Plan, at any time, with the approval of the Exchange and with the approval of the shareholders, but without the consent of the Participants (except as explicitly required hereafter) to:

(i)	reduce the exercise price of an Option benefiting an Insider;

(ii)  accelerate the vesting or extend the Option Period of any Option granted to an Insider, provided that the period during which the Option becomes exercisable does not exceed the Option Period determined in Section 9 of the Plan;

(iii)	amend, remove or exceed the Insider Participation Limit;

(iv)  increase the maximum number of common shares issuable under the Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such shares; or

(v)	amend any provision of this Section 18 of the Plan.

(c) Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(i)  in the event the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation's outstanding Shares accept an offer made to all or substantially all of the holders of the Shares to purchase in excess of 50.1 % of the current issued and outstanding Shares, then all of the vested Options shall, without any further action on behalf of the Corporation, be automatically vested. Each Participant shall thereafter be entitled to exercise all of such Options within the twenty (20) day period next following the date of acceptance by the Corporation and to determine that upon the expiration of such twenty (20) day period, all rights of the Participant to such Options or to the exercise of same (to the extent not theretofore exercised) shall ipso facto terminate and have no further force or effect whatsoever;

(ii) in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding Option may be exercised as to all or any part of the Optioned Shares in respect of which the Participants would have been entitled to exercise the Option in accordance with the provisions of the Plan at the date of the Plan of any such sale at any time up to and including, but not after the earlier of: (A) the close of business on that date which is thirty (30) days following the date of completion of such sale: and (B) the close of business on the expiration date of the Option; but the Participant shall not be entitled to exercise the Option with respect to any other Optioned Shares;

(c)  Notwithstanding the provisions of this Article 18, should changes be required to the Plan by any securities commission, stock exchange or other government or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

(d)  Notwithstanding any other provisions of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to a Participant may be exercised by the Participant for a period of thirty (30) days after the date on which the Corporation shall have notified all Participants of the termination of this Plan, but only to the same extent as the Participants could have exercised such Options immediately prior to the date of such notification.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority to stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option (for any reason whatsoever) the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.